CUTLER LAW GROUP
                            Attorneys at Law

                    www.cutlerlaw.com     M. Richard Cutler, Esq.
                    =================     =======================

                                November 10, 2006

Christopher Owings
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington,  D.C.  20549

RE:     Stem Cell Therapy International, Inc.
     Registration Statement:  Form 10-SB filed April 25, 2006
     As amended by Amendment No. 1 filed July 31, 2006
     Registration No. 000-51931

     Form 10-QSB for Quarter Ended June 30, 2006
     Filed August 21, 2006

Gentlemen and Ladies:

     This letter is written in response to your correspondence dated August 25, 2006 and addressed to Calvin C. Cao, Chief Executive Officer and President of Stem Cell Therapy International, Inc. (the "Company"). This letter includes responsive comments to your letter. All page references are to the marked copy sent supplementally by .pdf copy.

     The responses contained herein correspond in Part and Number to the comments in your letter of August 25, 2006.

General
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1.     Please tag your next amendment as "10SB12G/A" on EDGAR, and please indicate on the front page of your registration statement that the document is an amended Form 10-SB.

     We have tagged the EDGAR filing as requested and identified the filing as Amendment No. 2 to the Form 10-SB.

2. Please be advised of your financial reporting requirements as a Section 12G registrant under the Securities Act of 1934. In this regard, please file your Form 10-KSB for your fiscal year end March 31, 2006 as soon as practicable. See Rules 13a-1 of the Securities Act of 1934.

     We have previously noted that we are subject to the Reporting Requirements as required by Rule 13a-1 from that period which was 60 days from the initial date of filing of our Form 10-SB (July 31, 2006). We have consequently filed a Form 10-QSB which is partially the subject of your comment letter and will be filing a subsequent Form 10-QSB for the September 30, 2006 quarter in the next two weeks. We believe, however, that filing a Form 10-KSB for the March 31, 2006 period is not required by Rule 13a-1 which requires that an annual report be filed "or each fiscal year AFTER the last full fiscal year for which financial statements were filed in its registration statement" (Rule 13a-1 [emphasis supplied]). Since the March 31, 2006 financial statements reflect the last fiscal year and are included in the Form 10-SB, we believe that filing an additional Form 10-KSB is not required and actually could be misleading to investors who would be looking for different information in the filing than what was previously filed.

 3. We note your response to comment 2 in our letter dated May 24, 2006. Please provide the exact Internet address at www.nature.com where your readers can find O. Lindvall's article, "Stem Cells For The Treatment of Neurological Disorders." It appears that the exact address is: http ://www.nature.corn/naturel/journal/v441/n7097/full/nature04960.html.
                         -------------------------------------------
     We have added the exact address as requested. See page 10 of the amended Form 10-SB.

Principal Products and Services, page 6
---------------------------------------

4. We note your response to comment 3 in our letter dated May 24, 2006. In your revised disclosure on page 6, you state that you are only a "`middle man' between stem cell product suppliers, affiliated clinics, and patients" In fact, you state that you "do not directly offer any medical [advice], diagnosis or treatment involving Stem Cells, and [you] do not create stem cells." Your primary source of revenue comes from providing referral, information, and education services to patients and from supplying the clinics with stem cell products that they will use on the patients you refer. In this section, please discuss the following:

- the manner in which you are affiliated with the Institute of Cell Therapy and the treatment facilities in Kiev, Ukraine and Tijuana, Mexico, including your level of control of these affiliates, if any;

We have revised the disclosure on page 6 to reflect the following:

We have an affiliate agreement with the Institute of Cell Therapy, which is the treatment facility in Kiev, Ukraine as well as an affiliate agreement with the treatment facility in Tijuana, Mexico. Both of these clinics are independently owned and operated by the treating physicians at each location. Our involvement is to refer patients for treatment to either facility. We also purchase the stem cell biological solution used for the treatment of the patients from ICT for use by the local clinics in each location. Beyond the referral service and the purchase of the stem cell biological solution, we have no involvement or control on how the clinics are staffed or operated. That function remains with the local treating physicians.

- whether you ever refer patients to any treatment clinic other than your two affiliated clinics in Tijuana, Mexico and Kiev, Ukraine;

     We have revised the disclosure to reflect that at this time we only have the two independent affiliate clinics for patient referrals. See page 6 of the Amended Form 10-SB.

- whether your affiliated treatment clinics receive patients other than from your referrals;

     We have revised the disclosure to advise that the independent affiliate clinics can receive patients other than from our referrals. See page 6 of the Amended Form 10-SB.

- whether the amounts you charge your patients for your services are comparable to what your competitors would charge similar patients and whether the amounts you charge your affiliated clinics for stem cell products are comparable to amounts you would otherwise negotiate in arms length transactions with third party clinics; and

     We have revised to disclosure to advise that the amount we charge is comparable to other companies providing this type of service. We also advise that the amount that the affiliate clinics pay for the biological solution is negotiated independently with each clinic facility and that the terms and conditions, including any volume discounts are negotiated on an individual basis. See page 6 of the Amended Form 10-SB.

- the possibility of conflicts of interest regarding your relationships with your patients and your affiliated clinics, if any, and any steps you are taking to mitigate any possible conflicts.

     We have revised the disclosure to discuss how our Medical and Scientific Board of Advisors acting as consultants make the possibility of a conflict of interest remote. See pages 6-7 of the Amended Form 10-SB.

Company Strategy, page14
------------------------

5. We note your response to comment 11 in our letter dated May 24, 2006. In addition to your expanded disclosure, please explain briefly, in your fourth bullet point, how you will increase your sales to university and private labs globally.

We have revised the disclosure in the Amended 10-SB on page 15 to reflect that In the future we will team up with global distributors of life science products and will focus on the marketing, sales and distribution of the stem cell biological solutions created at the ICT clinic in Kiev, Ukraine to be used for research and development programs at various universities and private lab facilities around the world. See page 16 of the revised Form 10-SB.

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

Cryopreservation, page 23
-------------------------

6. We note your response to comment 18 in our letter dated May 24, 2006. Please expand your disclosure to explain why stem cell therapy combined with your biological preparations was "especially impressive" in showing the biological and functional ability to rejuvenate and improve the quality of life.

We have deleted this language because of the difficulty of providing sufficient proof in writing as to the efficacy of our products. See page 24 of the revised Form 10-SB.

Marketing and Promotion, page 25
--------------------------------

7. We note your response to comment 21 in our letter dated May 24, 2006. In your response, you state that you have removed the disclosure discussing the fact that you will set up and link certain websites in cooperation with the "known Net medical communications experts." However, it appears that this disclosure remains in your second-to-last bullet point on page 26 of your document. Please revise or advise.

     We have revised to delete the bullet point which was left in the prior amendment in error.

Competition, page 27
--------------------

8. We note your response to comment 22 in our letter dated May 24, 2006. Please disclose the types and approximate number of entities with which you compete and your business position relative to those entities. In this regard, please discuss how you compare to your competitors in the "principal competitive factors" you list in the last paragraph of this section.

     We have rewritten the competition section to more closely response to your comment. See pages 28 and 29 of the amended Form 10-SB.

Intellectual Property, page 30
------------------------------

9. We note your response to comment 26 in our letter dated May 24, 2006. It appears that you list several patents granted to you by the former Soviet Union. Please disclose the current status of those patents. For example, please indicate whether those patents are recognized by Russia and any other independent former Soviet Union states, including Ukraine. If not, please consider removing any reference to those patents.

     We have revised the section to reference specifically where the patents were inititally granted and in what year, as well as the countries that recognize the patents now. See pages 31 and 32 of the amended Form 10-SB.

Management of Potential growth: Limited Senior Management Resources, page 33
----------------------------------------------------------------------------

10. We note your response to comment 32 in our letter dated May 24, 2006. In the first paragraph of this subsection, you state that you "expect" to accomplish your expansion goal by adding additional affiliate clinics and by increasing your marketing efforts. Also, you state that you "expect" to increase the number of patients you treat and the visibility of stem cell therapy. Further, in the second paragraph of this subsection, you state that your expansion is "expected" to place a significant strain on your management. These statements appear to imply that expansion of your operations is almost inevitable. Given that there is no certainty that you will achieve rapid and significant growth, please revise your disclosure to convey to your readers only that you may expand your operations, and this possible expansion may strain significantly your operational and financial resources.

     We have revised this paragraph to reflect the potential strain from growth in operations, which may or may not occur. See page 34 of the amended Form 10-SB.

Item 2. Management's Discussion and Analysis or Plan of Operations, page 36
---------------------------------------------------------------------------

11     We note your response to comment 33 in our letter dated May 24, 2006.
However, again, please expand further this section to discuss the known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing. For example, in the first paragraph on page 40, you list the factors that may adversely affect your quarterly operating results. Please expand this discussion to explain how each of these material factors has affected you in the past and how you believe each will affect you in the future based upon your knowledge of your operations and your industry. Also, please discuss the material opportunities, challenges, and risks in the short and long term provided by these factors and the actions you are taking to address them,

     We have revised the referenced section to more specifically detail the various factors which may impact on our results. See page 41 of the amended Form 10-SB.

General Overview, page 37
-------------------------

12. We note your disclosure in the first paragraph that on September 1, 2005 "Therapy International Corp., a Nevada corporation ("Stem Cell Florida")" acquired you by a reverse acquisition. This disclosure appears incorrect and does not accurately correspond to the proposed disclosure you included in your response letter. Please revise or advise.

We have revised the disclosure to accurately reflect the transaction. See page 38 of the amended Form 10-SB.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 43
-------------------------------------------------------------------------------

13. We note your response to comment 46 in our letter dated May 24, 2006. Please tell us the relationship between Calvin Cao and Thuy-Van Chau that would deem Mr. Cao the beneficial owner of Thuy-Van Chau's 3,000,000 shares.

     We have revised this disclosure to reflect that Thuy-Van Chau is the wife of Calvin Cao, President of the Company. See page 45 of the amended Form 10-SB.

Item 5. Directors and Executive Officers, Promoters and Control Persons, page 44
--------------------------------------------------------------------------------

14. We note your response to comments 51 and 52 in our letter dated May 24, 2006. Please state, if true, that Daniel J. Sullivan was the Chief Financial Officer for SkyLynx Communications, Inc. from November 2003 to September 2005 and that Peter K. Sidorenko was a National Account Executive and Business Operations Manager for Technology Systems Group from August 2003 to September 2005. If not true, please disclose both individuals' business experiences during those periods.

     We have revised the biography for Daniel J. Sullivan, who left SkyLynx Communication in November 2004 and was then appointed CFO of Stem Cell Therapy International, Inc. in December of 2004 and still holds that position. We have also revised the biography of Peter K. Sidorenko to indicate that he left Technology Systems Group in September of 2004 and took on the position of Chief Operating Officer of SCTI in December of 2004. See page 48 of the amended Form 10-SB.

15. On your website, you list Lixian (John) Jiang as the Chief Operating Officer of your China Division. Since he is listed on your websiteu as part 41; management, it would appear that Mr. Jiang is a significant employee per Item 401(b) of Regulation S-B. If so, it appears that you should include all the applicable information about him that is required by Items 401(a) of Regulation S-B.

     We have added biographical information on Mr. Jiang.   See page 49 of the
amended Form 10-SB.

European Scientific and Medical Advisory Board and &Officers of ICT's Clinic,
-----------------------------------------------------------------------------
page 47
-------

Scientific and Medical Advisory Board -United States and Mexico, page 48
------------------------------------------------------------------------

16. On your website you list Dr. Yuriv Gladkikh as your Chief of Scientist and Dr. Galina Lobyntseva as your Chief of Manufacturing. However, in your registration statement, you state that these individuals are not your employees. We also note your claim in your response letter that none of these individuals are "significant employees." If these individuals are not your employees, please revise your website to clarify their employment status, or explain.

     Dr. Yuriv Gladkikh is Chief Physician and Chief of Scientist for ICT in Kiev, Ukraine. Dr. Galina Lobyntseva is Chief of Manufacturing and Cryopreservation for the ICT clinic in Kiev, Ukraine. Both individuals are part of the SCTI Medical and Scientific Advisory Board in the Ukraine. They remain consultants to the Company and participate in our scientific and medical advisory board as stated in the Form 10-SB. We will revise our website to more accurately indicate their status.

17. We note your response to comment 5 and in our letter dated May 24, 2006. You state that you have engaged the 12 individuals you list on pages 47 and 48 as "independent consultants" to assist you as park of your European and United States and Mexico Medical and Scientific Advisory Boards. In this section, and in all applicable sections throughout your document, please clarify, if true, that these advisory board members you engage are compensated by you and describe the manner in which they are compensated. Please also address the possibility of conflicts of interest in certain of your advisory board members referring patients to your affiliated clinics and then selling to those clinics the patients' stem cell products.

     We have revised this disclosure to provide compensation information for the Scientific and Medical Advisory Board, as well as address potential conflicts of interest. See page 50 of the amended Form 10-SB.

Item 6. Executive Compensation, page 48
---------------------------------------

18. According to your response to comment 54 in our letter dated May 24, 2006, Calvin Cao purchased all of his shares at par value and he has forfeited all forms of compensation for 2005. Please include Mr. Cao's purchases in your Recent Sales of Unregistered Securities section or advise.

     There were no additional shares issued to Calvin Cao subsequent to the merger. All of the shares issued to Mr. Cao are included in the 13,530,668 shares issued to the Shareholders of Stem Cell Florida as consideration for 100% of the outstanding shares of Stem Cell Florida, which is already disclosed in the Recent Sales of Unregistered Securities section.

19. According to your response to comment 54 in our letter dated May 24, 2006, Daniel Sullivan received his 200,000 shares of common stock as compensation in lieu of monetary compensation. Accordingly, please expand your disclosure to disclose the amount of monetary compensation that was owed to Mr. Sullivan for his services in 2005. In other words, please disclose the fair value of the 200,000 shares of common stock paid to Mr. Sullivan in lieu of monetary compensation.

Please also include this transaction in your Recent Sales of Unregistered Securities section or advise.

     Mr. Sullivan was awarded 200,000 shares of common stock valued at their fair value ($200), which was par value at that time. The 200,000 shares issued to Mr. Sullivan are included in the 13,530,668 shares issued to the Shareholders of Stem Cell Florida as consideration for 100% of the outstanding shares of Stem

Cell Florida, which is already disclosed in the Recent Sales of Unregistered Securities section. We have disclosed the value of the shares in the summary compensation table on page 51 of the amended Form 10-SB and corrected it in the recent sales section.

20. We note your response to comment 54 in our letter dated May 24, 2006. Please explain to us how you are accounting for the restricted stock that was issued to Mr. Sullivan. in this regard, we did not see reference to the restricted stock in your audited financial statements for the fiscal year ended March 31, 2006. Please explain to us how you calculated the fair value of such awards and provide a discussion of the vesting and service requirements. We may have further comments.

     Our previous response to the SEC comment letter was erroneous. There were no awards of common stock to Mr. Sullivan during the fiscal year ended March 31, 2006. The shares that the Company awarded to Mr. Sullivan during the year ended March 31, 2005, were valued at fair value, which at the time was par value. The restricted stock vests immediately, was awarded for services rendered during the year ended March 31, 2005 and there were no additional service requirements, other than what had already been provided. Consequently, the disclosure in the financial statements remains accurate as drafted.

Part II
-------

Item 3. Changes in and Disagreements with Accountants, page 54
--------------------------------------------------------------

21. Please revise your disclosure with respect to changes in accountants so that it is consistent with the disclosure in the Item 4.01 to the Form 8-K you filed on August 4, 2006.

     We have revised the disclosure to be consistent with the 8-K. See page 56 of the amended Form 10-SB.

Item 4. Recent Sales of Unregistered Securities, page 54
--------------------------------------------------------

22. Please disclose the price per share of the shares you issued to Westminster Securities and two of its employees on February 16, 2006.

     We have revised this disclosure to reflect how valuation was calculated. See page 58 of the amended Form 10-SB.

23. Since Section 4(2) and Rule 506 of the Securities Act of 1933 are available only to the issuer, please tell us the exemption relied upon by R Capital for the sale of 4,000,000 shares to unaffiliated finders and 14,150,804 shares to the shareholders of Stem Cell Florida.

     We have revised this disclosure to reflect that this was a 4(1) transaction by R Capital partners to a very limited number of recipients and which
consequently did not involve any public offering.   See page 57 of the amended
Form 10-SB.

24,     We refer you to the transaction on September 1, 2005. Please breakdown the number of shares disclosed in the three bullet points to disclose the amount of shares issued by you and the amount of shares transferred by R Capital. For example, of the 13,530,668 shares that were received by the shareholders of Stem Cell Florida, how many of the shares were issued by you and how many of the shares were transferred from R Capital?

     We have clarified this disclosure to reflect that the R Capital shares which were transferred were received by former shareholders of Stem Cell Florida in the transaction. Please note that this was undertaken primarily to facilitate the transaction as the same economic result would have been achieved had R Capital cancelled the shares as part of the reverse acquisition and the Company issued newly issued shares in lieu. See page 57 of the amended Form 10-SB.

25,     We note your response to comment 65 in our letter dated May 24, 2006. As the Pink Sheets are not appropriately deemed as a public trading market, please revise to clearly indicate that the term "Market Price refers to the quoted price on the Pink Sheets.

     We have revised the language as requested. See page 59 of the amended Form 10-SB.

Financial Statements
--------------------

Statements of Operations, page F-3
----------------------------------

26. We note your response to comment 72 of our Letter dated May 24, 2006. Please advise us or revise your document as appropriate to clarify your accounting for the issuance of preferred stock. In your response, you state there was no beneficial conversion feature because the common stock market price was significantly less than the conversion price when the preferred stock was issued. However, it is not clear how the transaction was accounted for in the financial statements. In this regard, we note the loss available to common shareholders was increased by a discount of $10,000 on preferred stock. This discount of $10,000 reflected on the face of the statements of operations appears to be the same $10,000 disclosed as a dividend on the statements of changes in stockholders' deficit. Also, in Note 8 to the financial statements, reference is made to a beneficial conversion feature recorded of $10,000.

     We reviewed the transaction and noted that the preferred stock did, in fact, contain a beneficial conversion feature and the March 31, 2006 financial statements reflected that feature. Per EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, "For convertible preferred securities, any recorded discount resulting from the allocation of proceeds to the beneficial conversion feature is analogous to a dividend and should be recognized as a return to the preferred shareholders over the minimum period from the date of issuance to the date at which the preferred shareholders can realize that return using the effective yield method."

     We have therefore amended our original response to reflect that the beneficial conversion feature is accounted for and recorded as a discount on the issuance of preferred stock and a "dividend on preferred stock" in the statements of operations and stockholder's deficit, respectively. See page F-4 of the financial statements in the amended Form 10-SB.

     Since the Company had no accumulated earnings at March 31, 2006, the dividend on preferred stock was applied against the paid in capital of the Company.Response:

Note 1. Background Information Page F-9
---------------------------------------

27. In the second paragraph, you disclose that you manufacture allo stem cell biological solutions. On page 6, you disclose that your stem cell products are manufactured by the Institute of Cell Therapy. Please revise to clearly indicate whether the company also manufactures products in addition to the products obtained from the Institute of Cell Therapy.

     We have revised the background information in the amended Form 10-SB to clarify and correct. See page F-17 of the financial statements in the amended Form 10-SB.

Form 10-OSB for the Quarter Ended June 30, 2006 Item 3. Controls and Procedures,
--------------------------------------------------------------------------------
page 8
------

28In the first paragraph of this section, you state that your chief financial officer, who serves as your principal financial and accounting officer, and your president, who serves as your principal operating officer, have concluded that your disclosure controls and procedures are effective. However, the conclusion as to whether your disclosure controls and procedures are effective must be made by your principal financial officer and your principal executive officer. As it is written, your principal executive officer has not concluded whether your disclosure controls and procedures are effective. Therefore, please confirm to us, if true, that your president is your principal executive officer and that he concluded in his capacity as your principal executive officer that your disclosure controls and procedures are effective. Also, please confirm to us that you will make this change in your future filings. If your president is not your principal executive officer, please revise your document to indicate whether your principal executive officer concluded whether your disclosure controls and procedures are effective.

     This confirms that the Company's President is indeed the principal executive officer. We will correct and revise in future filings.

Similarly, in the second paragraph of this section, you state that your chief financial officer and your president participated in the determination that there were no changes in your internal controls over financial reporting during your last fiscal quarter. Please confirm to us, if e, that your chief financial officer and your principal executive officer participated in this determination. Also, please confirm to us that you will make this change in your future filings. If your president is not your principal executive officer, please revise your document to indicate whether your principal executive officer participated in the determination that there were no changes in your internal controls over financial reporting during your last fiscal quarter.

     This again confirms that the principal financial officer (CFO) and principal executive officer (President) participated in this determination. We will correct and revise in future filings.

29. You have only provided part of the definition of disclosure controls and procedures with respect to management's conclusions that the disclosure controls and procedures are effective "in alerting [management] to material information regarding the Company's financial statement and disclosure obligation in order to allow the Company to meet its reporting requirements under the Exchange Act in a timely manner.'' Therefore, please confirm to us, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in your reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in our rules and forms. Also, please confirm to us that your disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rules 13a-15(e) and 15d-15(e). Also, please confirm to us that you will make these changes in your future filings.

     This indeed confirms that the Company's President and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its reports that filed or submitted under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in SEC rules and forms. Further, this confirms that the Company's disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that filed or submitted under the Exchange Act are accumulated and communicated to the Company's management, including the Company's principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. We will correct and revise this disclosure in future filings.

Exhibit 31.1
------------

30. Please confirm to us, if true, that Calvin Cao is your principal executive officer and that he is signing the 302 certification in his capacity as principal executive officer. Also, please confirm to us that you will make this change in your future filings. If Calvin Cao is not your principal executive officer, please revise your certification so that your principal executive officer signs the certification.

     This confirms that Calvin Cao is the Company's principal executive officer and that he is signing the 302 certification in his capacity as principal executive officer. We will correct and revise this in future filings.

31. Please confirm to us that you will remove the term "quarterly" before the term "report" throughout your document, except for in the first paragraph in future filings. In this regard, please note that the 302 certifications must contain the exact language in Item 601(b)(31) of Regulation S-B. Please also note that this comment also applies to Exhibit 31.2.

     This confirms that we will remove the term "quarterly" before the term "report" throughout all 302 certifications in future filings.

     A courtesy printed version copy of the Amended Filing redlined with all changes from the original filing, along with a hard copy of this letter has been forwarded by overnight mail to your office in conjunction with the Edgar filing of said documents. If you have any further questions or comments, please do not hesitate to contact us.

                                   Very truly yours,

                                   /s/ M. Richard Cutler

                                   M.  Richard Cutler